EXHIBIT 2

Management’s Responsibility for Consolidated Financial Statements

Management of ATI Technologies Inc. is responsible for the integrity of the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. The preparation of the consolidated financial statements necessarily involves the use of estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information presented in this Annual Report is consistent with the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, Management believes that it has established appropriate systems of internal accounting controls that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, Management recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through careful selection and training of personnel and the adoption and communication of financial and other relevant policies.

The Board of Directors discharges its responsibilities with respect to the consolidated financial statements primarily through the activities of its Audit Committee, which is composed entirely of directors who are not employees of the Company. This committee meets quarterly with Management and with the Company’s independent auditors to review the Company’s reported financial performance and to discuss audit, internal control, accounting policy and financial reporting matters. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements have been audited by KPMG LLP, who were appointed by the shareholders at the last Annual General Meeting of Shareholders. Their report is presented herein.

/s/ K.Y. Ho K.Y. Ho	/s/ David E. Orton David E. Orton	/s/ Patrick Crowley Patrick Crowley
Chairman	President and	Senior Vice President, Finance and
	Chief Executive Officer	Chief Financial Officer
October 4, 2005

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
October 4, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in note 1 (o) to the financial statements. Our report to the shareholders dated October 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
October 4, 2005

Consolidated Statements of Operations and Retained Earnings

(In thousands of U.S. dollars, except per share amounts)

Years ended August 31	2005	2004	2003

REVENUES	$ 2,222,509	$ 1,996,717	$ 1,385,293
Cost of revenues	1,608,582	1,303,802	956,116

Gross margin	613,927	692,915	429,177

OPERATING EXPENSES:
Selling and marketing	146,352	117,597	92,810
Research and development	327,017	265,491	212,976
Administrative	61,808	46,702	39,413
Amortization of intangible assets (note 7)	8,919	6,115	10,767
Stock-based compensation	42,504	7,583	–
Other charges (recoveries) (note 16)	2,508	(304)	28,724

	589,108	443,184	384,690

Income from operations	24,819	249,731	44,487
Interest and other income, net (note 8)	14,935	2,950	4,382
Interest expense (note 11)	(2,096)	(2,058)	(1,899)

Income before income taxes	37,658	250,623	46,970
Income taxes (note 13)	20,729	45,824	11,741

NET INCOME	16,929	204,799	35,229
RETAINED EARNINGS, beginning of year	308,825	104,026	68,797
Adjustment to opening retained earnings:
Change in accounting policy on stock-based compensation (note 1(o))	(13,843)	–	–
Repurchase of common shares (note 12(a))	(18,541)	–	–

Retained earnings, end of year	$ 293,370	$ 308,825	$ 104,026

NET INCOME PER SHARE (note 14):
Basic	$ 0.07	$ 0.84	$ 0.15
Diluted	0.07	0.80	0.14

WEIGHTED AVERAGE NUMBER OF SHARES (000s):
Basic	250,680	245,257	238,251
Diluted	258,314	256,208	244,353

See accompanying notes to consolidated financial statements.

38 ATI 2005

Consolidated Balance Sheets

(In thousands of U.S. dollars)

August 31	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$223,277	$359,608
Short-term investments (note 3)	363,370	189,308
Accounts receivable	386,264	365,644
Inventories (note 4)	348,209	254,867
Prepayments and sundry receivables	24,463	22,395
Future income tax assets (note 13)	5,348	8,022

Total current assets	1,350,931	1,199,844
Capital assets (note 5)	112,875	85,943
Intangible assets (note 7)	17,631	5,558
Goodwill (note 7)	190,095	190,095
Long-term investments (note 8)	291	2,751
Tax credits recoverable	59,080	29,149
Future income tax assets (note 13)	12,588	1,114

Total assets	$1,743,491	$1,514,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$362,926	$274,772
Accrued liabilities	302,028	219,607
Deferred revenue (note 10)	24,576	29,131
Current portion of long-term debt (note 11)	1,852	1,571

Total current liabilities	691,382	525,081
Long-term debt (note 11)	29,110	28,053
Future income tax liabilities (note 13)	8,861	16,632

Total liabilities	729,353	569,766
Shareholders’ equity (note 12):
Share capital:
Authorized:
Unlimited preferred shares
Unlimited common shares
Issued and outstanding:
251,473,305 common shares (2004 – 249,287,125)	665,566	638,985
Treasury stock	(14,867)	(22,100)
Contributed surplus	61,795	10,704
Retained earnings	293,370	308,825
Currency translation adjustment	8,274	8,274

Total shareholders’ equity	1,014,138	944,688

Total liabilities and shareholders’ equity	$1,743,491	$1,514,454

Commitments and contingencies (notes 4, 6, 18 and 22)
Guarantees (note 15)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ K.Y. Ho K.Y. Ho	/s/ James D. Fleck James D. Fleck
Director	Director

ATI 2005 39

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Years ended August 31	2005	2004	2003

CASH PROVIDED BY (USED IN):
Operating activities:
Net income	$16,929	$204,799	$35,229
Items which do not involve cash:
Future income taxes	(12,839)	(2,275)	(1,802)
Stock-based compensation (note 12)	41,882	5,849	–
Depreciation and amortization	31,575	26,031	34,705
Other charges	–	–	1,400
Loss (gain) on investments	1,580	1,307	(3,876)
Gain on sale of long-lived assets (note 16(c)(i))	–	(538)	–
Unrealized foreign exchange loss	2,560	961	3,637
Changes in non-cash operating working capital:
Accounts receivable	(20,620)	(131,096)	(93,422)
Inventories	(93,342)	(78,373)	15,627
Prepayments and sundry receivables	(1,950)	9,358	(8,678)
Accounts payable	88,148	83,576	19,103
Accrued liabilities	82,617	81,858	87,288
Deferred revenue	(4,555)	(8,538)	37,419
Tax credits recoverable	(29,347)	(7,968)	(21,181)

	102,638	184,951	105,449

Financing activities:
Decrease in bank indebtedness	–	–	(12,015)
Addition to long-term debt	–	–	10,709
Principal payments on long-term debt	(1,663)	(1,442)	(1,064)
Settlement of swap contract	–	–	(1,365)
Issuance of common shares	30,170	56,531	20,977
Repurchase of common shares (note 12(a) and (d))	(23,856)	(22,100)	–
Repayment of share purchase loans	–	–	225
Proceeds from sale of treasury stock	9	–	–

	4,660	32,989	17,467

Investing activities:
Purchase of short-term investments	(495,971)	(268,515)	(49,784)
Maturity and proceeds from sales of short-term investments	321,909	128,991	49,649
Additions to capital assets	(48,831)	(20,671)	(16,390)
Purchase of long-term investments	–	(98)	(2,460)
Proceeds from investments	880	–	10,029
Proceeds from sale of long-lived assets (note 16(c)(i))	–	2,489	–
Acquisitions, net of cash acquired (note 6)	(22,057)	(2,071)	–

	(244,070)	(159,875)	(8,956)
Foreign exchange gain (loss) on cash held in foreign currency	441	638	(181)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(136,331)	58,703	113,779
CASH AND CASH EQUIVALENTS, beginning of year	359,608	300,905	187,126

CASH AND CASH EQUIVALENTS, end of year	223,277	359,608	300,905
Short-term investments	363,370	189,308	49,784

Cash position, end of year	$586,647	$548,916	$350,689

Supplemental cash flow information (note 20)
See accompanying notes to consolidated financial statements.

40 ATI 2005

Notes to Consolidated Financial Statements

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The principal business activities of ATI Technologies Inc. (the “Company”) are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

NOTE 1.	(a) Basis of presentation
Significant accounting policies	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in U.S. dollars. No material differences would result if these consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission, except as disclosed in note 21.

(b) Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as the Company’s proportionate 50.0% ownership in a joint venture formed to own an office building in Markham, Ontario. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents and short-term investments
Cash and cash equivalents include all highly liquid instruments with a maturity of less than 90 days from the acquisition date. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values. The Company’s short-term investments include: (i) highly liquid instruments with a maturity date of 90 days or more but less than one year from the acquisition date that are carried at cost, which approximates their fair values; (ii) auction rate paper that is carried at cost, which approximates fair value; (iii) portfolio investments, consisting of actively managed funds holding government and corporate obligations, agency discount notes, money market funds, commercial paper, and auction rate paper; and (iv) corporate bonds. Both portfolio investments and corporate bonds are carried at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and retained earnings.

(d) Inventories
Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. In determining net realizable value, the Company considers factors such as market conditions, the aging of inventory and forecasted future demand. Cost is determined on a first-in, first-out basis.

(e) Capital assets
Capital assets are recorded at cost, net of related investment tax credits, and are depreciated over their estimated useful lives. Estimated useful lives for principal asset categories are as follows:

	Asset	Method	Rate

	Buildings	Diminishing balance	5.0%
	Building under capital lease	Straight line	15 years
	Laboratory and computer equipment	Diminishing balance/straight line	33 1/3%/over one to five years
	Computer software	Diminishing balance/straight line	50.0%/over two to three years
	Production equipment	Diminishing balance/straight line	20.0%/over one year
	Office equipment	Diminishing balance/straight line	20.0%/over three years
	Leasehold improvements	Straight line	Over term of lease

ATI 2005 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(f) Goodwill
The Company does not amortize goodwill but is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the carrying value of the reporting unit in which the goodwill resides to its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. To the extent a reporting unit’s carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is then measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. During the fourth quarters of fiscal 2005 and 2004, the Company performed its annual goodwill impairment test and determined that there was no goodwill impairment.

(g) Intangible assets
Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

Purchased in-process research and development	1 year
Core technology	2–5 years
Other	8 months–3 years

(h) Impairment of long-lived assets
The Company reviews capital and intangible assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected undiscounted, future net cash flows that the long-lived assets are expected to generate. If the carrying amount exceeds such cash flows, an impairment charge is recognized equal to the excess of the assets’ carrying value over their fair value.

(i) Long-term investments Investees over which the Company does not have control or significant influence are accounted for by the cost method.

The Company regularly reviews the carrying values of its long-term investments. Should there be a decline in value of the Company’s long-term investments that is other than a temporary decline, the Company measures the amount of the write-down based on the fair value of the shares of the investee and charges such write-down to the consolidated statements of operations and retained earnings.

(j) Revenue recognition
Revenue is recognized when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable and collectibility is reasonably assured. Sales made to distributors and retailers under agreements allowing for price protection and/or rights of return are recognized at the time of sale to these customers. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. Estimates are based on historical experience, planned customer incentive programs and other relevant factors. If estimates of future market conditions and changing product life cycles in the marketplace are inaccurate, it may be necessary to increase customer incentive offerings, which could necessitate a further reduction in revenue. Such increases are recorded as a reduction of revenue at the time the program is introduced or enhanced. The Company also provides for the estimated cost of product warranties at the time of revenue recognition.

The Company primarily uses a binding purchase order as evidence of its sales arrangements and, in certain cases, uses contractual agreements. The Company considers delivery to occur upon shipment, provided risk and rewards of ownership, including transfer of title, have passed to the customer. At the point of sale, the Company assesses whether collection is reasonably assured. If the Company determines that collection is not reasonably assured, the Company defers recognition of the revenue until collection becomes reasonably assured, which is generally upon receipt of cash.

42 ATI 2005

The Company follows the percentage-of-completion method of accounting for contracts requiring the Company to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts, if any, are recognized when identified.

Where estimating the final outcome of a project is impractical, except to ensure that no loss will be incurred, the Company uses a zero estimate of profit until results can be estimated more precisely. Under this method, the portion of total contract revenue earned to date is determined by measuring total cost incurred. The Company then records an equal amount of revenue against costs. Cost of revenue is adjusted to recognize the profit element from the arrangement once the Company is able to estimate total revenue and total costs.

Cash received from customers in advance of the Company meeting its applicable revenue recognition criteria is recorded as deferred revenue.

(k) Foreign currency translation
The Company’s functional currency and that of its subsidiaries is the U.S. dollar. The Company’s subsidiaries are accounted for as integrated foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and retained earnings.

(l) Research and development (“R&D”) expenditures
Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company has not deferred any such development costs to date. R&D costs are reduced by related investment tax credits. The total investment tax credits for fiscal 2005 amounted to $45.5 million (2004 – $29.0 million; 2003 – $21.7 million).

(m) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and undeducted R&D pools. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the year that includes the substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or recovery is, primarily, the sum of the Company’s provision for current income taxes and the difference between opening and closing balances of future income tax assets and liabilities.

(n) Net income per share
Basic net income per share has been calculated by dividing the net income for the year by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted net income per share. Diluted net income per share is computed similar to basic net income per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and equity-settled restricted share units (“RSUs”), if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and RSUs were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting year.

(o) Stock-based awards
(i)      Stock options
The Company has share option plans, which are described in note 12. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

ATI 2005 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

On September 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which requires the application of a fair value method of accounting to all stock-based compensation arrangements with employees. As a result, the Company is required to estimate the fair value of the stock options granted and expense that fair value over the service period which, in all cases, equals the vesting period of the stock options. Prior to September 1, 2004, the Company recorded no compensation cost on the grant of stock options to employees. In accordance with the transitional provisions of Section 3870, the Company has retroactively, without restatement, applied the fair value method of accounting for stock option awards granted since September 1, 2002, using the Black-Scholes option pricing model, and recorded an adjustment to opening retained earnings at September 1, 2004 in the amount of $13.8 million, representing the stock option expense, net of income taxes, for fiscal 2003 and 2004. The offsets to retained earnings are increases in contributed surplus and future income tax assets in the amounts of $17.5 million and $3.7 million, respectively. The stock option expense for the year ended August 31, 2005 was $34.0 million.

The following table reports certain pro forma amounts, adjusted to reflect stock-based compensation expense measured by the fair value method based on stock options issued subsequent to September 1, 2002, for the years ended August 31, 2004 and 2003:

	2004	2003

Net income:
As reported	$ 204,799	$ 35,229
Pro forma	191,481	34,704
Basic net income per share:
As reported	0.84	0.15
Pro forma	0.78	0.15
Diluted net income per share:
As reported	0.80	0.14
Pro forma	0.75	0.14

(ii) Restricted share units and deferred share units
The Company has RSU and deferred share unit (“DSU”) plans, which are described in note 12. For equity-settled RSUs, stock-based compensation, representing the underlying value of the common shares of the Company at the date of grant of the RSUs, is recognized evenly over the three-year vesting period. RSUs and DSUs that will be settled in cash are recorded as liabilities. The measurement of the liability and compensation costs for these awards is based on the intrinsic value of the award and is recorded as a charge to operating income over the vesting period of the award. Changes in the Company’s payment obligation subsequent to grant of the award and prior to the settlement date, due to changes in the market value of the underlying Company common shares, are recorded as a charge to operating income in the period incurred. The payment amount is established for cash-settled RSUs as of the vesting date of the award and for DSUs as of the later of the date of termination of employment or directorship.

(p) Use of estimates
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years presented. Significant estimates are used in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of long-lived assets, goodwill and long-lived asset impairment testing, valuation of long-term investments, realization of future tax assets, and estimates for sales returns and allowances, price protection and sales rebates. Management makes its estimates based on historical experience and on various other assumptions it believes are reasonable. Actual results could differ from those estimates.

44 ATI 2005

(q) Financial instruments
During fiscal 2004, the Company adopted CICA Accounting Guideline (“AcG”) No. 13, “Hedging Relationships,” for its derivative instruments. The Company engages in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts, to manage its foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company purchases forward foreign exchange contracts to hedge anticipated Canadian dollar expenses pertaining to its operations in Canada. These instruments are not recognized in the consolidated financial statements at inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment to the operating expenses when the operating expenses are incurred.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated prior to the occurrence of the hedge transaction or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold or extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(r) Accounting changes
(i)     Generally accepted accounting principles
In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This Section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for the Company’s 2005 fiscal year. The Company was not impacted by the adoption of this standard.

(ii) Consolidation of variable interest entities
In November 2004, the CICA revised AcG No. 15, “Consolidation of Variable Interest Entities,” to AcG-15R, which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective for the Company’s 2005 fiscal year. The adoption of this standard did not have an impact on the Company’s financial position, results of operations or cash flows.

(iii) Liabilities and equity
In November 2003, the CICA approved amendments to Handbook Section 3860, “Financial Instruments – Presentation and Disclosure,” to require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities.

ATI 2005 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The standard will be effective for the Company’s 2006 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

(s) Recently issued accounting pronouncement
Financial Instruments
In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income” and Section 3865, “Hedges.” The new standards will be effective for interim and annual financial statements commencing in the Company’s 2007 fiscal year. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders’ equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be maintained. The Company is assessing the impact of the new standards.

NOTE 2. Financial instruments	Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, accounts receivable and sundry receivables. The Company invests only in high-quality cash and cash equivalents and short-term investments. A majority of the Company’s accounts receivable is derived from sales to original equipment manufacturers, add-in-board manufacturers, original design manufacturers, distributors and retailers in the personal computer, cellular phone and digital television industries. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a significant portion of the total accounts receivable is insured against possible losses. The Company maintains adequate reserves for potential credit losses as estimated by management.

The joint venture Commerce Valley Realty Holdings Inc. (“CVRH”), in which the Company has a 50.0% ownership, entered into an interest rate swap contract in fiscal 2001 to hedge its exposure to the interest rate risk applicable to its mortgage for a building facility in Markham, Ontario. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the consolidated balance sheets and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense over the term of the mortgage (note 19).

The carrying amounts of cash equivalents, short-term investments, accounts receivable, sundry receivables, accounts payable and accrued liabilities approximate their fair market values because of the short-term nature of these instruments.

The fair values of the obligation under capital lease and mortgage payable approximate their carrying values.

The financial condition, operating results and cash flows of the Company may be materially and adversely impacted by a substantial weakening of the U.S. dollar against local currencies as the Company’s long-term debt and a significant amount of its operating expenses are paid in local currencies other than the U.S. dollar.

The Company enters into forward foreign exchange contracts (“Forwards”) to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell U.S. dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

46 ATI 2005

As at August 31, 2005, the Company has $94.5 million Canadian dollars (2004 – Cdn. $35.0 million) outstanding in Forwards that mature in the next six months at an average exchange rate of 1.2579. All of the Forwards have become favorable to the Company since their inception and have an unrealized fair value of $4.7 million at August 31, 2005 (2004 – $1.3 million).

NOTE 3.		Less than	Greater than
Short-term		one year	one year		Yield to
investments	2005	maturities	maturities	Total	maturity

	Portfolio investments	$102,466	$–	$102,466	3.59%–3.61%
	Corporate obligations	47,607	–	47,607	2.17%–3.86%
	Auction rate paper	210,775	–	210,775	3.49%–3.80%
	Term deposits/certificates of deposit	2,522	–	2,522	3.20%–5.70%

		$363,370	$–	$363,370	2.17%–5.70%

		Less than	Greater than
		one year	one year		Yield to
	2004	maturities	maturities	Total	maturity

	Portfolio investments	$60,139	$–	$60,139	1.64%–2.19%
	Corporate obligations	16,051	25,918	41,969	1.42%–2.45%
	Auction rate paper	87,200	–	87,200	1.72%–1.85%

		$163,390	$25,918	$189,308	1.42%–2.45%

	At August 31, 2005 and 2004, the carrying value of short-term investments approximated their quoted market value. All short-term investments have a minimum credit rating of either A1 by Standard and Poor’s or P1 by Moody’s.

NOTE 4.				2005	2004
Inventories
	Raw materials			$32,599	$44,882
	Work in process			193,448	122,020
	Finished goods			122,162	87,965

				$348,209	$254,867

	At August 31, 2005, the Company had non-cancellable inventory purchase commitments totalling $223.6 million (2004 – $181.1 million).

NOTE 5.				Accumulated	Net book
Capital assets	2005		Cost	depreciation	value

	Land		$2,968	$–	$2,968
	Buildings		17,198	2,906	14,292
	Building under capital lease		33,268	7,574	25,694
	Laboratory and computer equipment		86,118	45,090	41,028
	Computer software		24,278	16,244	8,034
	Production equipment		6,153	2,175	3,978
	Office equipment		12,813	5,348	7,465
	Leasehold improvements		14,110	4,694	9,416

			$196,906	$84,031	$112,875

ATI 2005 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

		Accumulated	Net book
2004	Cost	depreciation	value

Land	$1,506	$–	$1,506
Building	10,659	2,339	8,320
Building under capital lease	33,268	5,357	27,911
Laboratory and computer equipment	61,427	32,613	28,814
Computer software	17,010	12,531	4,479
Production equipment	2,745	1,769	976
Office equipment	8,901	3,554	5,347
Leasehold improvements	12,100	3,510	8,590

	$147,616	$61,673	$85,943

Depreciation expense related to capital assets amounted to $22.7 million in fiscal 2005 (2004 – $19.9 million; 2003 – $23.9 million).

NOTE 6. Acquisitions	(a) On March 9, 2005, the Company acquired certain cable modem silicon intellectual property assets and certain employees of Terayon Communications Systems, Inc. (“Terayon”) for cash consideration of $11.3 million. Under the terms of the agreement, Terayon was eligible to receive additional consideration of up to $3.25 million, contingent upon achieving certain future deliverables. The purchase price was allocated to the net assets acquired, comprised of intangible assets of $13.3 million and other assets of $0.5 million based on their relative fair values at the date of acquisition. The useful life of intangible assets acquired ranges from one to three years.

As at August 31, 2005, $2.5 million of the contingency was earned. This remaining contingency will be recorded when determinable.

(b) On February 24, 2005, the Company acquired CuTe Solutions Private Limited (“CuTe”) for cash consideration of $4.1 million. CuTe, a high-technology embedded solutions provider, is located in India. The acquisition was accounted for using the purchase method, whereby the results of operations of CuTe have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

Net assets:
Current assets, including cash of $41	$ 159
Capital assets	245
Core technology	2,891
Other intangible	1,100
Liabilities assumed	(248)

Cash consideration	$ 4,147

Core technology and the other intangible are being amortized as follows:

Core technology	2 years
Other intangible	8 months

(c) On September 2, 2003, the Company acquired certain assets from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of intangible assets acquired was approximately one year.

48 ATI 2005

On September 30, 2004, the Company acquired the remaining assets located in Taiwan and China from AMI Technologies Corp. for cash consideration of $1.6 million. This acquisition was accounted for as a business combination. The purchase price was allocated to the net assets acquired, comprising intangible assets of $1.6 million and other assets of $12,000, based on their relative fair values at the date of acquisition. The useful life of intangible assets acquired is approximately one year.

(d)    On September 1, 2004, the Company acquired certain assets of RT&C International (“RT&C”), its sales organization for South Korea, for cash consideration of $1.3 million. This acquisition was accounted for as a business combination. The purchase price was allocated to the net assets acquired, comprising intangible assets of $1.3 million and other assets of $37,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately 16 months.

	Under the terms of the agreement, RT&C is eligible to receive cash consideration up to $1.5 million, contingent upon RT&C achieving future performance targets within one year after the closing date. As at August 31, 2005, $750,000 of the contingency was earned. No further amounts will be earned in connection with this contingency.

NOTE 7.	The net book values of intangible assets and goodwill acquired are as follows:
Intangible assets			Accumulated	Net book
and goodwill	2005	Cost	amortization	value

	Core technology	$38,226	$23,038	$15,188
	Other	9,298	6,855	2,443

	Total intangible assets	$47,524	$29,893	$17,631

	Goodwill	$376,788	$186,693	$190,095

			Accumulated	Net book
	2004	Cost	amortization	value

	Purchased in-process R&D	$56,250	$56,250	$–
	Core technology	23,670	18,112	5,558
	Other	2,862	2,862	–

	Total intangible assets	$82,782	$77,224	$5,558

	Goodwill	$376,788	$186,693	$190,095

	Amortization expense related to intangible assets amounted to $8.9 million for fiscal 2005 (2004 – $6.1 million; 2003 – $10.8 million).

NOTE 8.			2005	2004
Long-term
investments	Share investments		$291	$2,751

	Share investments consist of investments in other companies in which the Company has ownership interests ranging from approximately 0.8% to 13.2%.

	(a) During fiscal 2005, the Company fully wrote down its 13.2% investment in a private technology-based company, originally acquired in fiscal 2003, in the amount of $2.5 million, to reflect the other than temporary decline in its value.

	(b) During fiscal 2004, the Company acquired an additional 130,027 shares in one of its private technology-based companies for cash consideration of $0.1 million that was part of a round of financing

ATI 2005 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

that reduced the Company’s ownership in the investment from 1.0% to 0.8%. The Company subsequently wrote down the entire investment by the amount of $1.3 million to reflect an other than temporary decline in its value.

(c) During fiscal 2003, the Company disposed of all its shares in the two publicly traded companies, realizing a gain in the aggregate amount of $3.8 million.

Gains and losses from long-term investments are included in interest and other income, net, in the consolidated statements of operations and retained earnings.

NOTE 9. Credit facilities	At August 31, 2005, the Company had available bank credit facilities of $21.0 million. The credit facilities are secured by way of general security agreements and personal property, covering the cash, credit balances and deposit instruments of the Company. Interest rates on the credit facilities vary and are based on the bank’s U.S. base rate, Canadian bank prime rate, U.S. dollar best lending rate or the LIBOR rate. At August 31, 2005 and 2004, there were no borrowings outstanding under these facilities.

Standby fees are calculated at rates of 0.125% to 0.2% per annum on the unused portion of the facilities.

NOTE 10. Deferred revenue	Deferred revenue includes $22.1 million (2004 – $28.8 million), which represents milestone payments made by or owing from certain customers in connection with custom development arrangements entered into by the Company.

NOTE 11.		Interest rate	2005	2004
Long-term debt
	Obligation under capital lease (a)	6.31%	$ 19,077	$ 18,049
	Mortgage payable (b)	6.96%	11,885	11,575

			30,962	29,624
	Less current portion		1,852	1,571

			$ 29,110	$ 28,053

(a) Obligation under capital lease
The Company’s obligation under capital lease represents the lease on a building facility occupied by the Company in Markham, Ontario. The capital lease is denominated in Canadian dollars. As at August 31, 2005, the remaining amount outstanding on the capital lease was $19.1 million (Cdn. $22.7 million).

(b)     Mortgage payable
On September 10, 2002, CVRH, a joint venture in which the Company has a 50.0% ownership interest, entered into a mortgage agreement with a lender to finance a building facility occupied by the Company. The Company’s proportionate share of the mortgage as at August 31, 2005 amounted to $11.9 million (Cdn. $14.1 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.

50 ATI 2005

	(c) The Company’s obligations under this mortgage and capital lease are as follows:

	Year ending August 31:
	2006		$3,817
	2007		3,903
	2008		4,024
	2009		4,024
	2010		4,024
	Thereafter through 2017		23,579

	Total minimum payments on long-term debt		43,371
	Less amount representing interest		12,409

	Present value of net minimum payments on long-term debt		30,962
	Less current portion of long-term debt		1,852

			$29,110

	Interest of $1.2 million and $0.9 million relating to the capital lease obligation and the mortgage payable, respectively, is included in interest expense for fiscal 2005 (2004 – $1.1 million and $0.9 million; 2003 – $1.1 million and $0.7 million).

NOTE 12.	(a) Common shares issued and outstanding
Shareholders’		Number	Amount
equity
	Outstanding, August 31, 2002	236,870,685	$561,477
	Issued for cash	4,871,428	20,977

	Outstanding, August 31, 2003	241,742,113	582,454
	Issued for cash	7,545,012	56,531

	Outstanding, August 31, 2004	249,287,125	638,985
	Issued for cash	4,186,180	30,170
	Repurchased and cancelled	(2,000,000)	(5,280)
	Stock option expense transferred from contributed surplus
	due to exercise of stock options by employees	–	1,691

	Outstanding, August 31, 2005	251,473,305	$665,566

In March 2005, the Board of Directors authorized a share repurchase program of up to 24.7 million common shares through a normal course issuer bid. In fiscal 2005, the Company repurchased and cancelled a total of two million shares for an aggregate cost of $23.9 million. If considered advisable, additional shares may be repurchased from time to time on the open market through March 29, 2006 at prevailing market prices. The timing and amount of purchases, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors.

(b) Preferred shares
An unlimited number of preferred shares, ranking in priority upon distribution of assets over common shares, may be issued in series with additional provisions as fixed by the Board of Directors.

No preferred shares have been issued to date.

(c) Common share option plans
(i) The Company maintains a share option plan (the “ATI Plan”) for the benefit of management directors, officers and employees. The ATI Plan, as amended, provides that the aggregate number of common shares available for issuance pursuant to options granted under the ATI Plan and all other share compensation arrangements is limited to 47,000,000 common shares. In general, the maximum number of common shares reserved for issuance in respect of any one individual may not exceed 5.0%, or in respect of insiders of the Company, may not exceed 10.0%, of the number of common shares issued and outstanding.

ATI 2005 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Options are granted under the ATI Plan at the discretion of the Board of Directors at exercise prices determined as the weighted average of the trading prices of the Company’s common shares on The Toronto Stock Exchange or NASDAQ for the five trading days preceding the effective date of the grant. In general, options granted under the ATI Plan vest over a period of up to four years from the grant date and expire by no later than the seventh anniversary of the date of grant.

Commencing the third quarter of fiscal 2005, the Company amended the ATI Plan to provide the Board of Directors with the discretion to award tandem stock appreciation rights (“tandem SARs”) in connection with all or a portion of the existing and future options granted under the ATI Plan. Tandem SARs provide an optionee with the right to surrender vested options for termination in return for common shares with a market value equal to the net proceeds that the optionee would have otherwise received had such optionee exercised the vested options and immediately sold the underlying shares. During the year ended August 31, 2005, tandem SARs were attached to new option grants only. Options subject to tandem SARs numbered 3,169,015 at August 31, 2005.

(ii) When the Company acquired ArtX, on April 4, 2000, it assumed the ArtX common shares options plan (the ”ArtX Plan”). No new options have been issued under this plan since the date of acquisition. The Company maintains the ArtX Plan for the benefit of former directors, officers, employees and consultants of ArtX.

(iii) Under an incentive plan entered into in June 2002, the Company provided certain employees with a performance incentive, consisting of a combination of cash and options, the receipt of which was conditional upon the Company entering into a specified business arrangement with a third party by April 2003, later extended to July 28, 2003. The cash portion of the incentive consisted of three equal payments of $2.7 million, with each payment to be made upon achievement of specified milestones under the arrangement with the third party. Under the plan, the employees were also granted options to purchase 2.6 million common shares at an exercise price of $6.96 per share. The options vest 25.0% on the first anniversary of the grant date and, thereafter, at 6.25% per quarter and are only exercisable in the event the Company is successful in entering into the aforementioned arrangement. In February 2003, the Company successfully entered into the business arrangement with the third party and all the conditions under the plan were determined to have been met in July 2003. As a result, the first payment of the cash portion of the incentive, in the amount of $2.7 million, was paid and included as compensation expense during 2003. The remaining two payments aggregating $5.4 million were accrued at August 31, 2003 and have been amortized over 18 months. During fiscal 2005, the amount recorded as compensation expense was $1.9 million (2004 – $3.5 million).

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

	2005		2004		2003

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	options	average	options	average	options	average
	outstanding	price	outstanding	price	outstanding	price

Options outstanding,
beginning of year	27,883,127	$11.22	27,731,851	$8.31	32,813,005	$7.18
Grant of additional options	5,354,205	15.95	8,639,607	16.21	907,550	4.89
Cancellation/expiry of options	(2,134,628)	16.28	(943,319)	11.77	(1,117,276)	9.03
Exercise of options	(4,186,180)	7.20	(7,545,012)	7.50	(4,871,428)	4.10

Options outstanding, end of year	26,916,524	$13.14	27,883,127	$11.22	27,731,851	$8.31

Exercisable, end of year	14,365,985	$10.81	13,771,306	$8.99	15,727,485	$8.35

52 ATI 2005

As at August 31, 2005, the ranges of exercise prices for options outstanding and exercisable (vested) are as follows:

	Number of	Weighted	Weighted	Number	Weighted
	options	average	average	of options	average
Price range	outstanding	life (years)	price	exercisable	price

$0.09–$0.93	758,566	4.24	$0.33	758,566	$0.33
$3.94–$5.86	4,037,257	2.74	5.75	3,806,507	5.82
$6.13–$9.00	2,725,677	3.61	7.17	1,817,170	7.25
$9.31–$13.54	3,948,598	2.86	11.89	3,097,584	11.69
$14.47–$20.86	15,446,426	5.45	17.07	4,886,158	17.10

	26,916,524	4.44	$13.14	14,365,985	$10.81

	As at August 31, 2005, the price range of $0.09 to $0.93, as noted above, represents all of the options unexercised relating to the ArtX Plan. All other options outstanding or exercisable relate to the ATI Plan. During the year ended August 31, 2005, 846,495 options relating to the ArtX Plan were exercised at a weighted average price of $0.33 and no options were cancelled.

	The weighted average estimated fair value at the date of grant for the options granted during fiscal 2005 was $8.04 per share (2004 – $8.96; 2003 – $2.65) . The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003

Risk-free interest rate	3.7%	3.7%	3.1%
Dividend yield	–	–	–
Volatility factor of the expected market price of the Company’s common shares	62.1%	69.2%	71.1%
Expected life of the options	4.1 years	4.2 years	4.2 years

The estimated fair value of the stock options is amortized to expense on a straight-line basis over the options’ vesting period and the related expense for the year ended August 31, 2005 amounted to $34.0 million. The stock option expense by functional areas is as follows:

Cost of revenues	$ 1,774
Selling and marketing	6,609
Research and development	20,105
Administrative	5,481

$ 33,969

(d) Restricted share units
In October 2003, the Company adopted three plans to grant RSUs as part of its overall stock-based compensation plan. The RSU Plans allow participants to earn actual shares (or, for non-North American participants, the cash equivalent) of the Company over time, rather than options that give employees the right to purchase stock at a set price.

The RSU Plans include: a plan for Canadian employees and directors; a plan for U.S. employees and directors; and a plan for all other employees and directors outside of North America. In accordance with the terms of the RSU Plans, the Board of Directors approves which employees and directors are entitled to participate in the respective plans and the number of RSUs to be awarded. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share for participants resident outside of North America) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board of Directors, which terms may include certain performance criteria in which the number of common shares (or cash in lieu of such common shares for participants resident outside of North America) to be delivered to a participant in respect of each RSU awarded is dependent upon the Company’s performance and/or market price of the common shares, as determined by the Board of Directors. At the time that RSUs are granted to participants in North America, the Board of Directors must determine whether the common shares to be delivered to participants upon the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. For participants outside of North America, if common shares are not issued from treasury, they are only entitled to receive a cash payment from the Company equal to the number of RSUs awarded to such participants multiplied by the value of the common shares on the NASDAQ Stock Market at the relevant vesting date. Each common share issued from treasury upon the vesting of such RSUs reduces the number of common shares available for issuance under the RSU plans. A total of three million common shares have been reserved for issuance from treasury under the RSU plans. RSUs that are satisfied through the purchase of common shares on the market vest over a maximum period ending December 31 of the third calendar year after the date of grant. Grants of RSUs to participants residing outside of North America are recognized at their face value, whereby the value of the RSUs and their related amortization are adjusted based on the underlying value of the Company’s common shares at the end of each fiscal quarter.

ATI 2005 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

During fiscal 2004, the Company granted a total of 1,556,244 RSUs to certain employees to replace the annual grant of options for the 2003 calendar year. The Company advanced $22.1 million to the trustee of the RSU plans to enable the trustee to purchase the Company’s common shares in the open market for future delivery of such shares to the participants on the vesting dates of the RSUs. The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders’ equity in the Company’s consolidated balance sheets. In addition, the Company also awarded a onetime cash payment of $7.8 million to the non-executive employees who were eligible to participate in the RSU plans. The full amount of the cash payment was expensed in fiscal 2004. Of the RSUs granted, 42,327 were forfeited during fiscal 2004.

In fiscal 2005, 508,803 RSUs vested and were settled by delivery of common shares of the Company to the participants or by cash equivalent to their market value on the vesting date. At August 31, 2005, 983,033 common shares of the Company were held by the trustee.

During fiscal 2005, the Company started granting RSUs to its employees which are settled through the issuance of common shares of the Company from treasury. The number of RSUs granted in fiscal 2005 was 1,183,488 and the number of RSUs forfeited was 57,084. Of the RSUs granted in fiscal 2005, 1,084,723 are subject to performance-related factors which result in the number of common shares that may be issued upon the settlement of such RSUs at each vesting date being dependent on the Company achieving certain performance targets. As at August 31, 2005, there were 2,131,518 RSUs awarded and outstanding.

The total expenses incurred by functional area for fiscal 2005 and 2004 pertaining to the amortization of RSUs are summarized in the following table:

	2005	2004

Cost of revenues	$ 961	$ 16
Selling and marketing	1,271	1,000
Research and development	5,008	4,423
Administrative	1,054	961

	$ 8,294	$ 6,400

54 ATI 2005

(e) Deferred share units
During fiscal 2004, the Company established a plan to grant DSUs to its non-management directors. This plan was retroactively applied and 51,457 DSUs were granted for service related to fiscal 2003. Under this plan, the directors will receive DSUs, in addition to cash payments, as part of their annual compensation package. A DSU is a unit equivalent in value to one common share of the Company based on the five-day average trading price of the Company’s common shares on NASDAQ (the “Weighted Average Price”) immediately prior to the date on which the value of the DSU is determined. DSUs vest quarterly over a period of one year and may not be redeemed until the director leaves the board, thereby providing an ongoing equity stake in the Company throughout the director’s period of service. On termination or retirement from the Board, directors will be able to redeem DSUs during the six-month period following their departure from the Board. DSUs, however, must be redeemed prior to the end of the year following departure from the Board, based on the Weighted Average Price at the time of redemption. Alternatively, a director may elect to receive RSUs in lieu of DSUs provided the market value of his holdings in the Company’s common stock equity is greater than $350,000. DSUs granted during fiscal 2005 numbered 40,625 (2004 – 40,625). As at August 31, 2005, there were 132,707 DSUs outstanding, of which 109,009 were vested.

As of the date of the grant, the fair values of the DSUs outstanding, being the fair market value of the Company’s common shares at that date, are recorded as a liability on the Company’s consolidated balance sheet and are amortized over the one-year vesting period of the DSU. The value of the DSU liability is adjusted to reflect changes in the market value of the Company’s common shares. The expense for fiscal 2005 related to DSUs granted to the directors for services rendered was $0.2 million (2004 – $1.2 million).

(f)   Contributed surplus
During fiscal 2005, a net total of $51.1 million was added to contributed surplus, of which $17.5 million related to the change in accounting for stock-based compensation (note 1(o)), $34.0 million and $8.1 million related to the amortization of stock option expense and RSU expense, respectively, and $0.4 million related to the tax effect on the stock option expense. The above increase was partly offset by $7.2 million worth of RSUs granted to employees that were exchanged for common shares upon vesting of the RSUs and $1.7 million pertaining to the amortization of stock option expense being reclassified to the share capital account as the related options were exercised during 2005.

During 2004, a total of $5.8 million was added to contributed surplus relating to the amortization of RSU expenses for the employees residing in North America.

NOTE 13.	Income (loss) before income taxes consist of the following:
Income taxes		2005	2004	2003

	Income (loss) before income taxes:
	Canadian	$(10,587)	$51,682	$2,081
	Foreign	48,245	198,941	44,889

	Income before income taxes	$37,658	$250,623	$46,970

	The income tax expense (recovery) consists of the following:

		2005	2004	2003

	Current:
	Canadian	$9,690	$28,586	$9,572
	Foreign	23,878	19,513	3,971
	Future:
	Canadian	(4,458)	(802)	2,234
	Foreign	(8,381)	(1,473)	(4,036)

	Income tax expense	$20,729	$45,824	$11,741

ATI 2005 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The following is a summary of the components of the future tax assets and liabilities:

	2005	2004

FUTURE INCOME TAXES
Assets:
Capital assets	$10,597	$4,320
Reserves	7,334	11,399
Tax loss carryforwards and undeducted R&D pools	97,310	65,044
Stock-based compensation	10,568	2,483
Other	7,252	6,652

Total gross future tax assets	133,061	89,898
Valuation allowance	(82,304)	(61,252)

Net future tax assets	50,757	28,646

Liabilities:
Capital assets	14,097	15,732
Investment tax credits	22,204	17,597
Intangible assets	177	367
Deferred revenue	5,204	2,256
Other	–	190

Total gross future tax liabilities	41,682	36,142

Net future tax assets (liabilities)	$9,075	$(7,496)

Net future tax assets (liabilities) are classified for balance sheet purposes as follows:

	2005	2004

Current assets	$5,348	$8,022
Long-term assets	12,588	1,114
Long-term liabilities	(8,861)	(16,632)

	$9,075	$(7,496)

Income tax expense in the consolidated statements of operations and retained earnings varies from the amount that would be computed by applying the basic Canadian federal and provincial income tax rates to income before income taxes, as shown in the following table.

	2005	2004	2003

Income before income taxes	$37,658	$250,623	$46,970

Income taxes at Canadian rates	$13,557	$85,212	$17,379
Tax effect of:
Utilization of provincial research
and development tax incentives	(5,673)	(3,008)	(2,076)
Foreign exchange	(12,070)	(7,787)	(8,704)
Tax rate differences of foreign jurisdictions	3,939	(41,242)	8,348
Change in valuation allowance for future tax assets	21,052	21,657	(691)
Tax effect related to stock options	3,649	(6,731)	(1,926)
Change in tax rates	(986)	(1,029)	221
Other	(2,739)	(1,248)	(810)

Income taxes	$20,729	$45,824	$11,741

No provision for Canadian income taxes was made for undistributed income for certain non-Canadian subsidiaries. The Company intends to reinvest this income indefinitely in operations outside Canada.

As at August 31, 2005, the Company had $58.9 million of net operating losses for income tax purposes. Income tax benefits have not been recognized in these financial statements for a significant portion of these losses. These losses will begin to expire commencing in fiscal 2010.

56 ATI 2005

NOTE 14.	The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:
Net income per share		2005	2004	2003

	Net income	$ 16,929	$ 204,799	$ 35,229

	Weighted average number of common
	shares outstanding (000s):
	Basic	250,680	245,257	238,251
	Effect of stock options	7,634	10,951	6,102

	Diluted	258,314	256,208	244,353

	Net income per share:
	Basic	$0.07	$0.84	$0.15
	Diluted	0.07	0.80	0.14

	As at August 31, 2005, options to purchase 8,556,598 shares (2004 – 5,167,670; 2003 –16,154,211) of common stock were outstanding but were not included in the calculation of diluted net income per share because to do so would have been anti-dilutive.

NOTE 15. Guarantees	The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment on a building facility occupied by the Company. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

	In addition, the Company posted a letter of credit in the amount of $2.5 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of five years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

NOTE 16. Other charges (recoveries)	Other charges (recoveries) include the following items:
		2005	2004	2003

	Settlement of class action lawsuits (a)	$ –	$ –	$ 4,670
	Regulatory matters (b)	2,508	1,885	5,828
	Restructuring charge (recovery) –
	European operations (c)	–	(725)	6,542
	Lease exit charge (recovery) (d)	–	(1,464)	2,684
	Settlement of patent litigation with
	Cirrus Logic, Inc. (e)	–	–	9,000

		$ 2,508	$ (304)	$ 28,724

(a) Settlement of class action lawsuits
On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation related to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement received final Court approval on April 28, 2003 and included no admission of liability or wrongdoing by the Company or other defendants. During fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

ATI 2005 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(b) Regulatory matters
On January 16, 2003, the staff of the Ontario Securities Commission (the “OSC”) filed a notice of hearing and statement of allegations (the ”Notice”). The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of The Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to the staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and then Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act (Ontario). On March 29, 2005, a panel of the OSC approved a settlement agreement reached between the Company and OSC staff. As part of the settlement, the Company agreed to pay Cdn. $900,000 in costs and settlement payments and agreed to provide a letter of comfort confirming its practices and procedures related to trading and corporate governance. The individuals named in the Notice, other than Mr. Ho and his wife, also entered into settlement agreements with the OSC. In October 2005, a panel of three commissioners of the OSC (including the Vice-Chair of the OSC) dismissed all allegations of insider trading against K.Y. Ho and his wife. The panel’s decision completely exonerated Mr. Ho and his wife. The decision was made following a hearing which was held by the OSC panel in the spring of 2005.

(c) Restructuring charge (recovery) – European operations The following table details the activity through the restructuring liabilities accrual:

	2005	2004

Balance, beginning of year	$ 18	$ 4,246
Recovery	–	(187)
Cash payments	(18)	(4,041)

Balance, end of year	$ –	$ 18

(i) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited (“ATEL”), its subsidiary in Dublin, Ireland, and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of ATEL’s building facility to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

During fiscal 2004, the Company was able to sell ATEL’s building facility at a higher price than originally estimated, resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during fiscal 2004.

(ii) During the fourth quarter of fiscal 2003, the Company decided to close the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

During fiscal 2004, the Company recovered $0.2 million related to the restructuring charge of ATI Research GmbH.

During fiscal 2004, the Company made a cash payment of $3.5 million relating to the pre-tax charge recorded in fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003. During fiscal 2005, the Company paid off the remaining balance of $18,000 relating to the restructuring liabilities accrual.

(d) Lease exit charge (recovery)
During the second quarter of fiscal 2003, the Company determined that it would exit the two leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge in the second quarter.

During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $0.3 million related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

58 ATI 2005

		During fiscal 2004, the Company determined that it would re-occupy the two leased properties, due to an expansion of business. This resulted in a reduction of the previously accrued exit charge liability in the amount of $1.5 million.

(e) Settlement of patent litigation with Cirrus Logic, Inc.
		Subsequent to the fiscal 2003 year-end, the Company and Cirrus Logic, Inc. (“Cirrus”) announced that they had entered into a cross-license agreement and had settled all outstanding litigation between the companies related to certain patent infringement lawsuits.

		Under the settlement agreement, all outstanding claims and counterclaims in the lawsuits between the Company and Cirrus were dismissed. In connection with the settlement, Cirrus transferred to the Company a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, for a cash payment of $9.0 million from the Company.

NOTE 17. Segmented information		The Company designs and manufactures innovative 3D graphics and digital media silicon solutions. The Company determined in the first quarter of fiscal 2005 that it operates in two reportable segments: Personal Computer (“PC”) and Consumer. The PC segment includes all 3D graphics, video and multimedia products and chipsets which are developed for use in desktop and notebook personal computers including professional workstations, servers and home media PCs. The Consumer segment includes products used in mobile phones, PDAs, DTVs and set-top boxes. The Consumer segment also includes royalties and contract engineering services derived from mobile phone and game console products. Previously, the Company reported as a single reportable segment. Fiscal 2004 and 2003 amounts have been presented below based on the reportable segments identified in 2005.
		The Company’s management evaluates segment performance based on revenue and on operating income (loss) which is calculated as income (loss) from operations before taxes, excluding expenses related to stock-based compensation, amortization of intangible assets and other charges.

		The Company does not identify or allocate total assets by reportable segment. In addition, there are no inter-segment revenues. The accounting policies for all operating segments are the same as those described in the summary of significant accounting policies.

		The following table presents the revenues and operating income (loss) of the two reportable segments for the years ended August 31, 2005, 2004 and 2003:

		Consolidated			PC			Consumer

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Revenues	$2,222,509	$1,996,717	$1,385,293	$1,905,759	$1,765,595	$1,328,390	$316,750	$231,122	$ 56,903
Operating
income (loss)	78,750	263,125	83,978	47,248	247,514	109,323	31,502	15,611	(25,345)

		The following table reconciles total operating income for reportable segments to income from operations as reported in the Consolidated Statement of Operations and Retained Earnings:
	2005	2004	2003

Total operating income for reportable segments	$ 78,750	$ 263,125	$ 83,978
Unallocated amounts:
Amortization of intangible assets	(8,919)	(6,115)	(10,767)
Stock-based compensation expense	(42,504)	(7,583)	--
Other (charges) recoveries	(2,508)	304	(28,724)

Income from operations in
Consolidated Statement of Operations	$ 24,819	$ 249,731	$ 44,487

ATI 2005 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The following tables provide revenues by geographic area, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.

	2005	2004	2003

Revenues:
Canada	$ 20,359	$ 22,439	$ 20,065
United States	253,594	257,542	258,545
Europe	82,817	95,287	113,193
Asia-Pacific	1,865,739	1,621,449	993,490

Consolidated revenues	$2,222,509	$1,996,717	$1,385,293

		2005	2004

Capital and intangible assets and goodwill:
Canada		$ 98,602	$ 73,863
United States		212,348	206,147
Europe		231	165
Asia-Pacific		9,420	1,421

Consolidated capital, intangible assets and goodwill		$ 320,601	$ 281,596

At August 31, 2005, one of the Company’s customers accounted for 12.0% of consolidated accounts receivable balance (2004 – no customer accounted for 10.0% or more). In fiscal 2005, one customer accounted for 10.7% and another customer accounted for 10.3% of consolidated revenues (2004 – one customer accounted for 10.6%; 2003 – three customers accounted for 16.2%, 13.0% and 10.6%, respectively).

NOTE 18. Commitments	The Company is committed to the following minimum payments related to office premises and license and royalty agreements:
		License and
	Office	royalty
Year ending August 31	premises	agreements	Total

2006	$ 10,640	$ 16,301	$ 26,941
2007	9,774	11,163	20,937
2008	9,088	7,505	16,593
2009	8,256	619	8,875
2010	6,946	–	6,946
2011 and thereafter	7,611	–	7,611

NOTE 19. Joint venture	In February 1999, the Company entered into a 50.0% ownership joint venture agreement for the purpose of constructing a new building facility in Markham, Ontario. The building facility was completed in April 2002 and is fully occupied by the Company. The completed cost of the building facility amounted to $33.3 million.

60 ATI 2005

The following amounts represent the Company’s proportionate interest in the joint venture:

	2005	2004

Condensed balance sheet information:
Current assets	$1,470	$1,473
Other current liabilities	(1,278)	(897)
Long-term debt	(10,932)	(10,769)

Condensed cash flows:
Financing activities	$(1,261)	$(967)
Operating activities	1,124	23

	On May 23, 2001, the joint venture entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. This contract was a forward start pay fixed derivative agreement for a notional amount of Cdn. $38.0 million. The agreement provided for the joint venture to pay a fixed rate of 6.42% in exchange for a floating rate equivalent to one-month Canadian bankers’ acceptances. The Company and the other joint venture partners are guarantors of the credit facility. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss was charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense over the term of the mortgage.

NOTE 20.		2005	2004	2003
Supplemental cash
flow information	Supplemental cash flow information:
	Interest paid	$ 1,990	$ 1,946	$ 1,739
	Interest received	12,421	4,358	2,902
	Income taxes paid	2,960	1,653	2,127

NOTE 21. Canadian and United States accounting policies differences	(a) The following table reconciles net income for the year as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income for the year that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:
		2005	2004	2003

	Net income in accordance with Canadian GAAP	$ 16,929	$ 204,799	$ 35,229
	Amortization of purchased in-process R&D (a)(i)	–	–	4,417
	Expenses related to stock options (a)(ii)	33,969	–	–
	Stock-based compensation expenses (a)(iii), (a)(iv)	(1,458)	(9,579)	(25,486)
	Tax effect of stock options (a)(ii), (a)(iii), (a)(vi)	(7,876)	(7,291)	(2,083)
	Other (a)(v)	112	112	94

	Net income in accordance with U.S. GAAP	$ 41,676	$ 188,041	$ 12,171

	Net income per share in accordance with U.S. GAAP:
	Basic	$0.17	$0.77	$0.05
	Diluted	0.16	0.73	0.05

	Weighted average number of shares (000s):
	Basic	250,680	245,257	238,251
	Diluted	258,314	256,208	244,353

ATI 2005 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(i) Under Canadian GAAP, purchased in-process R&D is capitalized and amortized over its estimated useful life. Asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R&D is written off at the time of acquisition.

(ii) Under Canadian GAAP, effective September 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation. For U.S. GAAP purposes, the intrinsic value method is used to account for stock-based compensation for employees. Compensation expense of $34.0 million (note 12(c)) recognized under Canadian GAAP would not be recognized under U.S. GAAP for the year ended August 31, 2005. In addition, the retroactive adoption of the policy described in note 1(o)(i) would not be recognized. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant; therefore, except as indicated below, there is no expense under the intrinsic method for U.S. GAAP purposes for fiscal 2005.

As described in note 12(c)(i), the Company granted tandem SARs. These awards have been accounted for using the fair value method under Canadian GAAP. For U.S. GAAP purposes, variable plan accounting under the intrinsic method is used to account for tandem SARs. Under variable plan accounting, compensation expense is adjusted to reflect increases in the market value of the Company’s common shares to the measurement date. There is no compensation expense under U.S. GAAP for the tandem SARs in fiscal 2005, as the exercise price for the awards exceeds the market price at year-end.

(iii) Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, are required to be accounted for under the variable plan method. During the period from January 19, 2001 to February 28, 2002, certain options were granted with exercise prices in Canadian dollars. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(iv) Under U.S. GAAP, the intrinsic value of the stock options issued under the incentive plan entered into in June 2002 (note 12(c)(iii)) is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

(v) Under Canadian GAAP, loss on a hedging transaction is allowed to be amortized over the term of the mortgage. Under U.S. GAAP, loss on a hedging transaction is written off when the hedge is determined to be ineffective.

(vi) The Company accounts for its share options under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Accordingly, for U.S. GAAP purposes, compensation expense for its share option plans, based on the intrinsic value, has been recorded in the reconciliation above for all periods presented. For U.S. GAAP purposes, had compensation expense for the Company’s share option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-based Compensation,” the Company’s net income and net income per share would have been reported as the pro forma amounts indicated in the table below:

62 ATI 2005

	2005	2004	2003

Net income in accordance with
U.S. GAAP, as reported above	$ 41,676	$ 188,041	$ 12,171
Stock compensation (a)(iii) and (iv)	1,458	9,579	25,486
Pro forma adjustment for SFAS No. 123	(35,044)	(22,009)	(16,700)

Pro forma net income	$ 8,090	$ 175,611	$ 20,957

Pro forma net income per share:
Basic	$ 0.03	$ 0.72	$ 0.09
Diluted	0.03	0.69	0.09

The weighted average estimated fair values at the date of the grant, as defined by SFAS No. 123, for options granted in fiscal 2005, 2004 and 2003 were $8.04, $8.96 and $2.65 per share option, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2005	2004	2003

Risk-free interest rate	3.7%	3.7%	3.1%
Dividend yield	--	--	--
Volatility factor of the expected market price of the Company’s common shares	62.1%	69.2%	71.1%
Expected life of the options	4.1 years	4.2 years	4.2 years

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period.
(b) The following table indicates the differences between the amounts of certain consolidated balance sheet items determined in accordance with Canadian and U.S. GAAP:

	2005			2004

	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference

Assets:
Prepayments and sundry receivables (a)(v)	$ 28,085	$ 24,463	$ 3,622	$ 22,512	$ 22,395	$ 117
Goodwill (b)(v)	170,367	190,095	(19,728)	170,367	190,095	(19,728)
Future income tax assets -- long-term	4,824	12,588	(7,764)	--	--	--

Liabilities and shareholders' equity:
Share capital	656,454	665,566	(9,112)	627,283	638,985	(11,702)
Contributed surplus	48,725	61,795	(13,070)	46,466	10,704	35,762
Retained earnings	314,496	293,370	21,126	291,361	308,825	(17,464)
Accumulated other comprehensive income	4,669	--	4,669	1,276	--	1,276
Currency translation adjustments	(19,209)	8,274	(27,483)	(19,209)	8,274	(27,483)

ATI 2005 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(i) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the adoption of proportionate consolidation has no impact on net income or shareholders’ equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP. As allowed for under the rules of the Securities and Exchange Commission, this difference has not been reflected in the table of certain consolidated balance sheet items presented above.

(ii) Additional disclosures as required in accordance with U.S. GAAP:

(A) As at August 31, 2005, the consolidated accounts receivable provision for returns and doubtful accounts was approximately $22.4 million (2004 – $17.1 million).

(B) As at August 31, 2005, sales rebates payable represent 24.8% of total consolidated current liabilities (2004 – 22.0%) .

(C) For the year ended August 31, 2005, the net foreign exchange gain was approximately $1.2 million (2004 – gain of $0.5 million; 2003 – gain of $0.8 million).

(D) For the year ended August 31, 2005, the advertising costs incurred by the Company were approximately $27.5 million (2004 – $22.5 million; 2003 – $14.0 million).

(iii) Comprehensive income:

SFAS No. 130, “Reporting Comprehensive Income,” requires disclosure of comprehensive income, which includes reported net income adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income and its components:

	2005	2004	2003

Net income in accordance with U.S. GAAP	$41,676	$188,041	$12,171
Other comprehensive income:
Unrealized gain on forward
foreign exchange contracts(1)	3,393	1,276	–

Comprehensive income	$45,069	$189,317	$12,171

(1) As at August 31, 2005, the Company had Cdn. $94.5 million (2004 – Cdn. $35.0 million) outstanding in forward exchange contracts that mature in the next six months at an average exchange rate of 1.2579. All of the forward foreign exchange contracts have become favorable to the Company since their inception and have an unrealized fair value of $4.7 million at August 31, 2005 (2004 – $1.3 million).

(iv) Operating, financing and investing cash flows presented on the consolidated statement of cash flows under Canadian GAAP would not differ from amounts disclosed in a consolidated cash flow statement prepared under U.S. GAAP.

(v) Under Canadian GAAP, the aggregate purchase price of ArtX was based on the average closing market price of the Company’s common shares around the closing date of the transaction. Under U.S. GAAP, the aggregate purchase price of ArtX was based on the average closing market price of the Company’s common shares around the date of the announcement of the transactions. As a result, the recorded amount of goodwill and related amount of accumulated amortization differ.

(c) New United States accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, as allowed under the original provisions of SFAS No. 123. SFAS No. 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123R are effective for the first fiscal year beginning after June 15, 2005. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123. The Company is currently evaluating the impact of the adoption of SFAS No. 123R.

64 ATI 2005

In March 2005, the SEC staff issued guidance on SFAS No. 123R. Staff Accounting Bulletin No. 107 (“SAB 107”) was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (i) considerable judgment will be required by preparers to successfully implement SFAS No. 123R, specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include: (a) valuation models – SAB 107 reinforces the flexibility allowed by SFAS No. 123R to choose an option pricing model that meets the standard’s fair value measurement objective; (b) expected volatility – SAB 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term – the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company will apply the principles of SAB 107 in conjunction with its adoption of SFAS No. 123R.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of APB No. 43, Chapter 4. SFAS No. 151 amends APB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provision of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29 (“APB No. 29”), Accounting for Non-monetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on its consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ consolidated financial statements of a voluntary change in accounting principle unless to do so is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not expect the effect of SFAS No. 154 to have a material impact on its consolidated financial statements.

ATI 2005 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2005, 2004 and 2003 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

NOTE 22.	(a) American Video Graphics LLP
Litigation	American Video Graphics LLP filed a series of suits in the Eastern District of Texas alleging infringement of several patents against various PC manufacturers, game console manufacturers and videogame publishers. After some reconfiguration of the suits, there are a total of six suits pending. Of these six suits, there are two suits pending against the entire group of PC manufacturers and two suits pending against the entire group of game console manufacturers. The Company voluntarily intervened in these four suits. The Company participated in two district court-ordered mediations for these matters. Neither mediation resulted in settlement. The first trial involving the PC manufacturers is currently scheduled for September 2006 and the first trial involving the game console manufacturers is scheduled for December 2006.

(b) U.S. securities class action lawsuits
In August and September 2005, five class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania against the Company and certain of its directors and officers on behalf of shareholders who purchased the Company’s common shares between October 7, 2004 and on or about June 23, 2005. The claims allege that the Company and certain of its directors and officers violated U.S. securities laws by failing to disclose material facts and making statements that contained misrepresentations about the Company’s business and future outlook. It is alleged that as a result of the failure to disclose material facts and the alleged misrepresentations, the Company’s stock traded at artificially inflated prices until the stock price dropped on the news of the Company’s third quarter results in June 2005. The claims further allege that, while in possession of material undisclosed information, certain directors and officers sold a portion of their common shares at inflated prices. These claims are at a very preliminary stage.

(c) U.S. shareholder complaint
In August 2005, a shareholder complaint was filed in the Superior Court of the State of California for the County of Santa Clara by a shareholder on behalf of the Company. The defendants to the complaint include the Company, members of the Board of Directors and certain officers. The complaint alleges breach of California Law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violation of the California Corporations Code during the period between October 2004 and August 26, 2005. The Company has been served with the complaint. This complaint is at a very preliminary stage.

The Company currently believes the amount of ultimate liability, if any, with respect to these legal proceedings, including the class action lawsuits and the shareholder complaint, will not materially affect its financial position, results of operations, or liquidity. The Company and the named directors and officers intend to defend themselves vigorously. However, the ultimate outcome of any litigation is uncertain and should any of these actions or proceedings against the Company be successful, the Company may be subject to significant damages awards, which could have a material adverse effect on its financial condition.

NOTE 23. Comparative figures	Certain fiscal 2004 and 2003 figures have been reclassified to conform with the consolidated financial statement presentation adopted in fiscal 2005.

66 ATI 2005